JPMORGAN TRUST I

245 PARK AVENUE

NEW YORK, NEW YORK 10167

VIA EDGAR

August 16, 2010

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:  JPMorgan Trust I (“Trust”);

File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 113)

Dear Mr. Di Stefano:

This letter is in response to the telephonic comments that you provided on July 16, 2010 with respect to the filing made on June 16, 2010 in connection with the JPMorgan Current Yield Money Market Fund. The Trust’s responses to your comments are set forth below. We will incorporate any necessary changes to the Fund’s Registration Statement in a filing pursuant to Rule 485(b).

Cover Page

1.	Comment: Please include the exchange ticker symbol for each class of the Fund’s shares.

Response: The requested change will be made once the Fund has acquired exchange ticker symbols. To the extent that the Fund has not acquired exchange ticker symbols prior to the effectiveness of the registration statement, disclosure will be added to that effect and exchange ticker symbols will be added in a filing made pursuant to Rule 497.

2.	Comment: Please remove the J.P. Morgan Asset Management logo from the cover the page, as it is not required, and thus is not permitted, by Form N-1A.

Response: General instruction C.3.(b) to Form N-1A states that “A Fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required. For example, a Fund may include charts, graphs, or tables so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.” The logo is located on the cover, which is responsive to Item 1 of Form N-1A. Therefore, since the inclusion of the logo “does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included,” the requested change has not been made.

The Fund’s Main Investment Strategy

3.

Comment: The Fund contains risk disclosure relating to mortgage-related securities. To the extent appropriate based on the Fund’s intended investments, please list mortgage-backed and/or asset-backed securities as a principal strategy.

Response: Mortgage-related securities include agency mortgage-related securities, which are listed as a principal investment of the Fund. Mortgage-related securities will constitute a small portion of the Fund’s portfolio, the level of investment in which will not constitute a principal investment strategy. However, due to the unique nature of the risks associated with mortgage-related securities, the Fund deems mortgage-related securities to constitute a principal risk and includes it as such.

4.

Comment: With regard to the second bullet, please confirm what kinds of “debt securities issued or guaranteed by qualified U.S. and foreign banks” the Fund will invest in. Additionally, please either remove the term “qualified” as it is used in reference to banks or explain its meaning. Finally, please confirm what types of “other short-term securities” the Fund may invest in.

Response: The Fund may invest in any such bank issued or guaranteed debt securities which are permissible investments under Rule 2a-7 of the investment company act of 1940. The term “qualified” has been removed. The “other short-term securities” in which the Fund may invest include any other short-term debt securities issued or guaranteed by banks that qualify as eligible investments under Rule 2a-7.

The Fund’s Main Investment Risks

5.

Comment: Within the section “Concentration Risk”, to the extent warranted by the Fund’s intended investments, please consider replacing the reference therein to “the banking industry” to the “the U.S. banking industry.”

Response: The Fund has modified its concentration policy in order to concentrate in the banking industry, which includes foreign investments. Therefore, the risk factor, as drafted, accurately reflects the risks presented by the Fund’s investments.

6.

Comment: Please confirm that the sources of economic exposure to foreign securities risks listed in the section “Foreign Securities Risk” correspond to the types of investments listed as principal investments.

Response: The sources of economic exposure to foreign securities listed in the above referenced section correspond to the types of investments listed as principal investments.

Fees and Expenses of the Fund

7.	Comment: Please clarify in the text of footnote 2 which parties can terminate the fee waiver and under what circumstances.

Response: The footnote will be revised to make clear that the fee waiver may not be terminated prior to the date set forth in the footnote.

Purchase and Sale of Fund Shares

8.

Comment: In the prospectus relating the Fund’s Capital Shares, please remove the sentence “Certain institutional investors may meet the minimum through the total amount of Capital Shares of the Fund for all such institutional investors with the financial intermediary.” This disclosure is not explicitly required under Form N-1A.

Response: The requested change has not been made. Item 6 of Form N-1A requires disclosure of “the Fund’s minimum initial or subsequent investment requirements.” We respectfully submit that the above referenced disclosure clarifies the threshold used to meet the “minimum initial requirement” for investment in the Fund’s Capital Shares. In addition, we note that, if this disclosure were not included in the summary prospectus, certain investors might not be made aware that they could be eligible for investment in Capital Shares, which are subject to lower expenses than Institutional Shares.

More About the Fund

9.	Comment: With regard to changes to the Fund’s non-fundamental investment objective, please include disclosure stating that shareholders will receive notice prior to the effectiveness of any changes.

Response: As we have confirmed to the Staff in past correspondence, we expect to provide shareholders with reasonable advance notice of material changes to a Fund’s non-fundamental investment objective. However, Form N-1A does not require the Fund to specify a notice period for changes to the Fund’s non-fundamental investment objective, and therefore, we respectfully disagree with the proposed revision.

Statement of Additional Information

10.	Comment: Fundamental investment policy (3) states that “the Fund may invest more than 25% of its total assets in obligations issued by banks, including U.S.

banks.” The section “The Fund’s Main Investment Strategy” states that the Fund “may invest more than 25% of its total assets in obligations issued by U.S. banks.” Please explain the rationale behind this inconsistency.

Response: Existing SEC guidance has permitted money market funds to reserve the right to concentrate in obligations issued by banks under certain conditions. The Fund’s fundamental investment policy aligns to the standard set forth by the SEC. The statement in the section “The Fund’s Main Investment Strategy” has been modified to reflect the Fund’s intention to operate under a non-fundamental investment policy to concentrate more than 25% of its total assets in the banking industry.

In connection with your review of the Fund’s Post-Effective Amendment No. 113 filed by the Trust on June 16, 2010, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filing; (2) comments of the staff of the Securities and Exchange Commission ("Staff"), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing made; and (3) the Trust may not assert Staff Comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of Comment letters and Responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or Comments concerning this letter, please call the undersigned at (212) 648-0472.

Sincerely,

/s/ Gregory S. Samuels

Gregory S. Samuels

Assistant Secretary